

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Angelo Napolitano
President and Chief Executive Officer
Miller Industries, Inc
16295 N.W. 13th Avenue
Miami, Florida 33169

      Re: Miller Industries, Inc
                  Form 10-K
                  Filed April 30, 2010
                  File No. 001-05926

Dear Mr. Napolitano:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Kevin Woody

                                   Kevin Woody
                                   Accounting Branch Chief